Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

For Immediate Release – Press Release

Contact:	Marissa Hermo Datek (201) 761-8768 mhermo@datek.com	Mike Dunn Datek (201) 761-8767 mdunn@datek.com

DATEK REPORTS 65,326 AVERAGE DAILY TRADES
FOR JUNE 2002

Jersey City, NJ – July 8, 2002 — Datek Online Financial Services LLC, a subsidiary of Datek Online Holdings Corp., today reported trading statistics and account information for June 2002 and the second quarter of 2002.

Month Ended:	June 30, 2002	May 31, 2002	June 30, 2001

Average trades per day	65,326	69,682	79,507
Funded accounts at
month end	876,731	870,996	833,406[1]
New funded accounts	11,407	15,324	17,625

Quarter Ended:	June 30, 2002	Mar. 31, 2002	June 30, 2001

Average trades per day	68,853	76,663	93,127
Funded accounts at quarter end	876,731	860,776	833,406[1]
New funded accounts	55,551	62,966	79,556
Customer assets held	$10.0 billion	$11.6 billion	$11.1 billion
in custody[2]
Assets per funded account	$11,400	$13,500	$13,341

On April 8, 2002, Datek Online Holdings Corp. announced its intention to merge with Ameritrade Holding Corporation. Investors are urged to read the joint proxy statement/prospectus included in the Arrow Stock Holding Corporation registration statement on Form S-4 (Registration No. 333-88632), which covers important information related to the proposed merger of Ameritrade Holding Corporation and Datek Online Holdings Corp. The Form S-4, which has been filed with the Securities and Exchange Commission, can be obtained at no charge from the commission’s Web site at www.sec.gov or from Ameritrade by contacting its Investor Relations Department at 402-331-7856.

About Datek Online Financial Services LLC
 Located on the World Wide Web at www.datek.com, Datek was the first major firm in its industry to introduce a Web-based, direct-access3 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes4.

About Datek Online Holdings Corp.
 Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services.

1. Data has been conformed to current presentation standards.
2. All customer assets are held at iClearing LLC, a wholly owned subsidiary of Datek Online Holdings Corp.
3. All orders are routed through Datek Online Financial Services LLC.
4. Real-time quote privileges differ for professional users.

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